UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Tel. +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse accelerates its restructuring
Notice
For clarity:  The NNA inflow figures referenced for Swiss UB, IWM and APAC refer to our current projections for the full 1Q16.

Zurich, March 23, 2016
Tidjane Thiam, Chief Executive Officer of Credit Suisse, commented:
“Our recent performance has highlighted further two key areas of challenge for Credit Suisse:
- Our fixed cost base, and
- Our scale in Global Markets in the Americas and Europe.”
“When presenting our 4Q15 results on February 4, 2016, we indicated that we would further develop our plans to tackle these challenges. Today, we are presenting the results of this assessment and will also take the opportunity to update you on elements of our 1Q16 performance.”
“Since October 2015, we have made good progress in reducing our fixed cost base across the organization and our cost program is moving at pace. Today, we are announcing an increase to our 2018 cost reduction target from CHF 3.5 billion gross savings to at least CHF 4.3 billion, driving our absolute operating cost base below CHF 18 billion by 2018. For 2016, we aim to achieve CHF 1.7 billion in cost savings.”
“Regarding our Global Markets activities, the combination of a high and inflexible cost base, exposure to illiquid inventory in fixed income, historically low levels of client activity and challenging market conditions has led to disappointing financial results. In this context, we have taken immediate action to reduce outsized positions in activities not consistent with our new strategy and systematically reduced our exposures. Write-downs were USD 633 million in 4Q15 and were lower in 1Q16 at USD 346 million as of March 11, 2016. Revenues have remained weak in the period, with negative operational leverage.”
“More fundamentally and in parallel, we have reassessed our portfolio of business in this new context and are engaged in a further restructuring of Global Markets.”
“Our reconfigured Global Markets activities will consume less capital and produce more stable earnings with a more fee-based, client-driven model. We are reducing our RWA target from USD 83-85 billion announced in October 2015 to USD 60 billion and our leverage target from USD 380 billion to USD 290 billion by end-2016. Going forward, our activities will be more closely aligned to our wealth management and IBCM divisions.”
“Our divisions targeted for growth have been making good progress in 1Q16 and we have recorded positive NNA inflows for APAC, IWM and Swiss UB of CHF 3.6 billion, CHF 7.1 billion and CHF 4.5 billion, respectively, year to date. We remain confident about the long-term potential for profitable growth in our chosen markets, as well in our IBCM activities.”

Media Release
March 23, 2016 Page 2/3

“Our capital position remains strong in spite of challenging market conditions. The cost savings underway and the continued restructuring of Global Markets will contribute to making our capital position more resilient. In addition, we plan to execute asset and business sales of more than CHF 1.0 billion in 2016. We will also adjust our growth investments, keeping up to CHF 1.0 billion of the announced CHF 1.5 billion growth investment spend discretionary. With these actions, we aim to operate between 11% and12% look-through CET1 ratio in 2016 in challenging conditions1.”
“Our efforts aim at putting Credit Suisse in a position to generate capital and grow profitably in the medium and long term. The measures we are taking to strengthen our capital base and reduce our operating costs will improve our resilience and flexibility going forward. We are well-positioned for profitable growth in our chosen markets, with our geographic divisions – APAC, IWM and Swiss UB – set to benefit over time from the investments we are making and the continued focus of our teams.”
Acceleration of cost savings
•
The Group has accelerated the pace of cost savings in 1Q16. To date, we have announced a headcount reduction of 6,000 of which 2,800 have been actioned year to date. Every division has contributed to the cost savings and headcount reductions over the quarter.

•	Today, we are in a position to set a gross cost saving target of CHF 1.7 billion for 2016 and CHF 1.4 billion on a net basis. This will lead to an operating cost base of CHF 19.8 billion in 2016.
•
The Group is increasing its 2018 gross cost saving target from CHF 3.5 billion to at least CHF 4.3 billion and its 2018 net cost saving targets are increased from CHF 2.0 billion to at least CHF 3.0 billion. This will lead to an operating cost base of below CHF 18.0 billion by end-2018. The Global Markets’ cost base will be reduced from CHF 6.6 billion at end-2015 to CHF 5.4 billion by end-2018.

Accelerating the restructuring of Global Markets
•	We are reducing the RWA targets from USD 83-85 billion to USD 60 billion by end-2016. The 2016 leverage target has been reduced from USD 380 billion to USD 290 billion.
•
A number of actions have been underway since our Investor Day on October 21, 2015, to address the challenges we face in our Global Markets activities. A high and inflexible cost base was exacerbated by volatile market conditions and lower volumes in 4Q15. We are taking action to lower the cost base of Global Markets by reducing headcount by 2,000. This will drive a decline in the Global Markets’ cost base from USD 6.6 billion to USD 5.4 billion by end-2018. Global Markets expects further write-downs in 1Q16 (USD 346 million as of March 11, 2016 vs. USD 633 million for 4Q15), resulting in a loss for 1Q16, albeit at a lower level compared to 4Q15.

We have downscaled exposures that are not commensurate with our risk appetite. Our legacy exposures have been actively managed lower since 4Q15. In Distressed Credit, we have reduced the size of our inventory from USD 2.9 billion to USD 2.1 billion, with gross write-downs of USD 99 million. US CLO positions have been substantially cut from

1 Making no allowance for significant litigation expenses.

Media Release
March 23, 2016 Page 3/8

•	USD 800 million to USD 300 million, with gross write-downs of USD 64 million to date. To date, 1Q16 trading revenues are expected to be down 40-45% compared to 1Q15.
•
We are exiting activities that are not consistent with our new strategy. The future shape of Global Markets will comprise an Equities business, a restructured Credit business and a Solutions platform, which will aggregate our derivative capabilities across products as well as Emerging Markets. We are exiting Distressed Credit, European Securitized Product trading and Long-Term Illiquid Funding and we are reducing capital allocation to other lines of business, including consolidating FX Cash and Options into our STS operations, which are part of the Swiss UB. Equities will remain a core area of focus for the bank and we will continue to build on our leading Cash, Prime and ECM franchises.

•
Post restructuring, Global Markets will achieve improved risk-adjusted returns through lower inventory and improved business mix. The business is expected to generate returns on regulatory capital at or above 15% in market conditions similar to those in 2014. The maximum quarterly loss scenarios will be reduced by approximately 50% in a stressed scenario.

Measures to ensure a strong capital position
•	In terms of look-through CET1 ratio, Credit Suisse intends to operate within a range of between 11% and 12%[1] in 2016.
•
In addition to the accelerated cost reductions and the restructuring of Global Markets, a number of additional measures, including business and asset disposals of at least CHF 1.0 billion and a more precise targeting of our growth investments spend, will help us to protect our capital position in challenging markets.

•	The partial IPO* of the Swiss UB2 planned for 2017 is on track.
Asia Pacific (APAC)
APAC has continued its solid performance in Private Banking in 1Q16 with NNA inflows of CHF 3.6 billion year to date, delivering stable growth and momentum to the Private Bank. Recruitment of relationship managers remains positive, with the platform attracting talent from across the region. The close collaboration between Private Banking and Investment Banking continues to be a source of strength for our APAC division. Investment Banking revenues are down in 1Q16 year to date when measured against an exceptional 1Q15 and are broadly flat against the same period in 2014. The business remains on track.
Swiss Universal Bank (Swiss UB)
Our Swiss UB has performed well year to date, with resilient pre-tax income performance expected in 1Q16.
Private Banking has generated positive NNA inflows totalling CHF 4.5 billion year to date and is making solid progress with mandates penetration.
Cost savings for the division are encouraging year to date.
The partial IPO* of the Swiss UB4 (20-30%) in 2017 is on track, market conditions permitting. In January 2016, the banking license application was filed for Credit Suisse (Schweiz) AG and the legal entity is expected to be operational during 3Q16.

1 Making no allowance for significant litigation expenses.
2 Credit Suisse (Schweiz) AG
4 Credit Suisse (Schweiz) AG

Media Release
March 23, 2016 Page 4/8

International Wealth Management (IWM)
IWM has a focus on compliant business growth. We have announced the launch of a joint venture with Palantir, taking a technology-led, innovative approach towards compliance and operational risk after the success we have had in improving our investment bank compliance working closely with Palantir.
IWM delivered resilient revenues year to date within Private Banking, driven by strong net interest income and strong NNA inflows at CHF 7.1 billion year to date. In addition, loan penetration among key clients has increased, with transaction revenues progressing well over the quarter.
The division continues to make progress in recruiting relationship managers.
Investment Banking and Capital Markets (IBCM)
Year to date, Credit Suisse’s M&A revenues more than doubled when measured against the same period in 2015. We are growing share with investment grade corporates that represent a greater share of industry fees. The performance in 1Q16, however, has been adversely affected by reduced issuance activity in primary markets. Industry issuance levels are lower in ECM by 58% year to date against the same period in 2015 and leverage finance 74% lower.
The business has contributed to a number of marquee transaction wins in APAC during the quarter, with close global collaboration between teams in IBCM. IBCM continues to make strategic senior hires with a strong pipeline for the remainder of 2016.
Strategic Resolutions Unit (SRU)
The SRU is proving to be an effective utility to manage run-off assets, separate from ongoing businesses. We are projecting costs to fall from CHF 2.3 billion in 2015 to CHF 1.6 billion in 2016 and CHF 1.0 billion in 2017. We anticipate RWA to reduce from CHF 62 billion in 2015 to CHF 45 billion by 2016 and  CHF 37 billion by 2017. Excluding operational risk, this will represent a decrease of 60% over the period.
We will transfer USD 10-15 billion of RWA from Global Markets in connection with the actions we have announced today.
*.*.*
Our underlying wealth management businesses have delivered a strong performance year to date and continue to generate profitable growth for the Group. We are accelerating our efforts to reduce our fixed cost base and thus make our earnings more resilient. We are taking action to optimize our Global Markets activities by reducing its capital consumption and lowering the volatility of earnings going forward.
Credit Suisse will emerge from this set of actions significantly stronger in 2017. The Group will operate with a lower cost base. In addition, we will have a more focused and de-risked Global Markets division, and our APAC, IWM and Swiss UB divisions will be well positioned for profitable growth following investments in 2015 and 2016.

Media Release
March 23, 2016 Page 5/8

Analyst call and media Q&A
Speakers
Tidjane Thiam, Chief Executive Officer of Credit Suisse Group
Timothy O’Hara, Chief Executive Officer of Global Markets
 David Mathers, Chief Financial Officer of Credit Suisse Group
The presentation will be given in English.
Analyst call
Start:           09:00 CET / 08:00 GMT / 03:00 EST
End:            10:25 CET / 09:25 GMT / 04:25 EST
Telephone
Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
 Reference: "Credit Suisse Group Conference Call"; Meeting ID "71660156"
Webcast
A live broadcast is available.
We recommend that you connect to the webcast and dial in to the telephone conference approximately 10 minutes prior to the start of the presentation.
Documentation
The presentation slides will be available from around 06:30 CET / 05:30 GMT / 00:30 EST today.
Information for media
Media representatives will be able to follow the analyst call via telephone or webcast.
They will then have the opportunity to participate in a separate media Q&A following the analyst call.
Please note: journalists will be asked to dial back in to the separate media call.

Media Q&A
Start:           10:30 CET / 09:30 GMT / 04:30 EST
End:            10:55 CET / 09:55 GMT / 04:55 EST
Telephone
Switzerland: +41 44 580 40 01
Europe: +44 1452 565 510
US: +1 866 389 9771
 Reference: "Credit Suisse Group Conference Call"; Meeting ID "75423630"
Playbacks:
Playbacks for the analyst call
A replay of the webcast will be available approximately two hours after the event.
A replay of the telephone conference will be available approximately two hours after the event. It can be accessed by dialing +41 44 580 34 56 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US), conference ID: 71660156#

Media Release
March 23, 2016 Page 6/8

Media Q&A
 A replay of the telephone conference will be available approximately two hours after the event. It can be accessed by dialing +41 44 580 34 56 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US), conference ID: 75423630#

Information for media
Group Corporate Communications, Media Relations, Credit Suisse
 Telephone: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
Information for investors
Group Investor Relations, Credit Suisse
Telephone: +41 44 333 71 49
 e-mail: investor.relations@credit-suisse.com

Media Release
March 23, 2016 Page 7/8

* Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the worst of return on 10% of average risk-weighted assets and return on 3.5% of average leverage exposure.
Cost reduction program measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and goodwill impairment taken in 4Q15, but including other costs to achieve savings.
Announced headcount figures include permanent full-time employees, contractors, consultants and other contingent workers.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The selected year to date 2016 financial information presented herein is preliminary and only reflects certain of our results for 2016 to date. This data has not been evaluated, reviewed or audited by our independent registered public accounting firm. Accordingly, the year to date 2016 financial information contained in this presentation is inherently subject to change. This data should not be taken as a forecast or prediction of our results for 1Q16 as a whole or any other future periods.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business.

This press release does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of Credit Suisse Group AG or Credit Suisse AG (together, the “Company”) in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document.

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
-	our plans, objectives or goals;
-	our future economic performance or prospects;
-	the potential effect on our future performance of certain contingencies; and
-	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
-	the ability to maintain sufficient liquidity and access capital markets;
-	market volatility and interest rate fluctuations and developments affecting interest rate levels;
-	the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
-	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
-	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
-	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
-	the ability of counterparties to meet their obligations to us;
-	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;

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March 23, 2016 Page 8/8

-	political and social developments, including war, civil unrest or terrorist activity;
-	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
-	operational factors such as systems failure, human error, or the failure to implement procedures properly;
-	actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
-	the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
-	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
-	the ability to retain and recruit qualified personnel;
-	the ability to maintain our reputation and promote our brand;
-	the ability to increase market share and control expenses;
-	technological changes;
-	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
-	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
-	the adverse resolution of litigation, regulatory proceedings, and other contingencies;
-	the ability to achieve our cost efficiency goals and cost targets; and
-	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: March 23, 2016		Director